UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 February 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

 Maeve Carton                            78,356
AC Employee Benefit Trustees Limited
Acct CRG                                       2,966

7	State the nature of the transaction (i) Vesting of 49.11% of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 20,626 (ii) 596
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €21.28 (ii) €21.28
11	Date and place of transaction (i) 26th February 2014, Dublin (ii) 26th February 2014, Dublin	12	Date issuer informed of transaction (i) 26th February 2014 (ii) 27th February 2014
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.002890%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 81,322, 0.011076%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 27th February 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Albert Manifold                            67,059
AC Employee Benefit Trustees Limited
Acct CRG                                       2,966

7	State the nature of the transaction (i) Vesting of 49.11% of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 30,448 (ii) 596
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €21.28 (ii) €21.28
11	Date and place of transaction (i) 26th February 2014, Dublin (ii) 26th February 2014, Dublin	12	Date issuer informed of transaction (i) 26th February 2014 (ii) 27th February 2014
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.004228%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 70,025, 0.009537%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 27th February 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Mark Towe                         115,511
Sanne Nominees Limited (Deferred Share Award)                             2,561

7	State the nature of the transaction (i) Exercise of Share Options (ii) Sale of Shares (iii) Vesting of 49.11% an Award made under the CRH plc Performance Share Plan (iv) Deferred Share Award	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 22,344 (iii) 33,394 (iv) 2,561
9	Number of shares, derivatives or other financial instruments linked to them disposed of (ii) 17,344	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.0854 (ii) €21.27 (iii) €21.505 (iv) Not applicable
11	Date and place of transaction (i) 26th February 2014, Dublin (ii) 26th February 2014, Dublin (iii) 26th February 2014, Dublin (iv) 26th February 2014, Dublin	12	Date issuer informed of transaction (i) 26th February 2014 (ii) 26th February 2014 (iii) 26th February 2014 (iv) 26th February 2014
13	Any additional information	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.007941%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.002362%	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

115,511 (excluding 2,561 Deferred Share Award), 0.015734%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 27th February 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Neil Colgan                                      3,928
Joan Duffy                                       8,469
AC Employee Benefit Trustees Limited
Acct CRG                                         2,963

7	State the nature of the transaction (i) Vesting of 49.11% of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 3,928 (ii) 596
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €21.28 (ii) €21.28
11	Date and place of transaction (i) 26th February 2014, Dublin (ii) 26th February 2014, Dublin	12	Date issuer informed of transaction (i) 26th February 2014 (ii) 27th February 2014
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000616%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 15,360, 0.002092%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 27th February 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Jack Golden                                 60,806
AC Employee Benefit Trustees Limited
Acct CRG                                       2,966

7	State the nature of the transaction (i) Vesting of 49.11% of an Award made under the CRH plc Performance Share Plan (ii) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 8,839 (ii) 596
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €21.28 (ii) €21.28
11	Date and place of transaction (i) 26th February 2014, Dublin (ii) 26th February 2014, Dublin	12	Date issuer informed of transaction (i) 26th February 2014 (ii) 27th February 2014
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable PDMR disclosure	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable PDMR disclosure
17	Description of class of share Not Applicable PDMR disclosure	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable PDMR disclosure
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable PDMR disclosure	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable PDMR disclosure

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 27th February 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henry Morris
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henry Morris
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Henry Morris                                 23,104
Davycrest Nominees Limited
Acct 0049779                                  40,305
Davycrest  Nominees Limited
Acct 0127109                                  26,301
Davycrest  Nominees Limited
Acct 153697                                   10,680
AC Employee Benefit Trustees Limited
Acct CRG                                       2,966

7	State the nature of the transaction (i) Exercise of Share Option (ii) Sale of Shares (iii) Vesting of 49.11% of an Award made under the CRH plc Performance Share Plan (iv) Acquired under an employee share participation scheme	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 4,436 (iii) 23,081 (iv) 596
9	Number of shares, derivatives or other financial instruments linked to them disposed of (ii) 13,891	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €15.0674 (ii) 4,436 at €21.38 and 9,455 at €21.375 (iii) €21.28 (iv) €21.28
11	Date and place of transaction (i) 26th February 2014, Dublin (ii) 26th February 2014, Dublin (iii) 26th February 2014, Dublin (iv) 26th February 2014, Dublin	12	Date issuer informed of transaction (i) 26th February 2014 (ii) 26th February 2014 (iii) 26th February 2014 (iv) 27th February 2014
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 27th February 2014

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable PDMR disclosure	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable PDMR disclosure
17	Description of class of share Not Applicable PDMR disclosure	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable PDMR disclosure
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable PDMR disclosure	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable PDMR disclosure

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of Grant	22	Period during which or date on which it can be exercised
23	Total amount paid (if any) for grant of the option	24	Description of shares involved (class and number)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	26	Total number of shares over which options are held following notification
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 27th February 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

CRH public limited company
(Registrant)

Date: 28 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director